

Mail Stop 6010

December 30, 2008

VIA U.S. MAIL AND FAX (925) 328-4700

Mr. Patrick J. Lawlor
Vice President Finance and Chief Financial Officer
Giga-Tronics Incorporated
4650 Norris Canyon Road
San Ramon, California 94583

> **Re:** **Giga-Tronics Incorporated**
> **Form 10-K for the year ended March 29, 2008**
> **Filed June 12, 2008**
> **Form 10-Q for the quarter ended September 27, 2008**
> **Filed November 3, 2008**
> **File No. 000-12719**

Dear Mr. Lawlor:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 29, 2008

Exhibit 31

1. We note that page 38 of your filing included management's report on internal control over financial reporting as required by Item 308T of Regulation S-K. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K that includes new and corrected certifications. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-Q for the period ended September 27, 2008

Item 4T – Controls and Procedures

2. We note your statement that your chief executive officer and your chief financial officer "concluded that the Company's disclosure controls and procedures provide reasonable assurances that the information the Company is required to disclosure in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise your disclosure in future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

3. We also note that your disclosure that your chief executive officer and your chief financial officer "concluded that the Company's disclosure controls and procedures provide reasonable assurances that the information the Company is required to disclosure in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms" reflects only a part of the definition of disclosure controls and procedures. Please also revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief